September 5, 2018

Martin Werner
Chief Executive Officer
DD3 Acquisition Corp.
c/o DD3 Mex Acquisition Corp
Pedregal 24, 4th Floor
Colonia Molino del Rey, Del. Miguel Hidalgo
11040 Mexico City, Mexico

       Re: DD3 Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted August 9, 2018
           CIK No. 0001748252

Dear Mr. Werner:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Management Expertise, page 1

1. We note from your "Management" section that your officers have investment banking experience. Indicate whether your officers also have experience in operating a company.
       Include risk factor disclosure as appropriate.
 Martin Werner
FirstName LastNameMartin Werner
DD3 Acquisition Corp.
Comapany 5, 2018
September NameDD3 Acquisition Corp.
September 5, 2018 Page 2
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FirstName LastName



Acquisition Criteria, page 4

2. Given your disclosure that you will primarily focus on one or two acquisitions, clarify your reference to "robust deal flow" in the last paragraph of this section.
Emerging Growth Company Status and Other Information, page 6

3. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Private Placements, page 6

4. We note your disclosure here and throughout your prospectus that your sponsor purchased
         1,473,500 founder shares and that those shares include 187,500 shares that will be forfeited to the extent that the underwriters' over-allotment option is not exercised in full, so that the initial shareholders will own 20% in the aggregate of your shares after the public offering. Please tell us, or revise your disclosure as appropriate to show, how this disclosure reconciles to the first row in the table on page 44 which indicates that the initial shareholders have purchased 1,250,000 founder shares which will represent 19.2% of the total shares outstanding after the public offering.
If we are deemed to be insolvent...,, page 20

5. Clarify if the disclosure in the last sentence on page 20 could mean that shareholders would have to pay back amounts received by them as a redemption or other distribution.
We may amend the terms of the warrants..., page 26

6. Disclose the percentage of the holders of the warrants issued in the public offering that would be needed to vote in favor of a proposed amendment for it to be approved, assuming that the holders of the private warrants all voted in favor of such amendment.
If our security holders exercise their registration rights..., page 31

7. Disclose when the shares could be released from escrow as indicated in the first sentence of this risk factor.
Use of Proceeds, page 39

8. Revise your table to include the 3.5% fee payable to EarlyBirdCapital. Include risk factor disclosure, if true, that compared to other SPACs, you will use less proceeds from your offering for acquisition purposes due to this fee. Also include in an appropriate location in your prospectus disclosure regarding any material conflicts of interest that this fee
 Martin Werner
FirstName LastNameMartin Werner
DD3 Acquisition Corp.
Comapany 5, 2018
September NameDD3 Acquisition Corp.
September 5, 2018 Page 3
Page 3
FirstName LastName
         creates. Also show in this table the approximate amount of funds that will be available to use for a business combination (assuming no shareholder redemptions or share purchases as a result of a tender offer) and ensure that your disclosure throughout your filing, such as under "Financial position" on page 55, is consistent with the amount available for acquisitions.
Effecting a Business Combination, page 55

9. Disclose whether you may legally extend your time period beyond 24 months and if so, clarify the procedures you would follow.
Financial position, page 55

10. We note your reference to a forward purchase agreement. Clarify what this agreement is and disclose the material terms of this agreement. Provide us with analysis as to why this agreement should not be filed as an exhibit.
Management, page 71

11. We note from your disclosure under "Legal Proceedings" that there is no material litigation, arbitration or governmental proceeding against any of the members of your management team in their capacity as such and that the members of your management have not been subject to any such proceeding in the 12 months preceding the date of your prospectus. Please ensure that you have disclosed the involvement by any of your directors, persons nominated to become a director or your executive officers in any of the events listed in Regulation S-K Item 401(f) during the past ten years to the extent required by that Item. Similarly, ensure that you have disclosed whether any of your promoters have been involved in any of the events listed in Regulation S-K Item 401(f)(1) through
         (6) during the past five years to the extent required by that Item.
12. File the consent of each individual that will serve as a director commencing on the date of your prospectus. Refer to Securities Act Rule 438.
Principal Shareholders, page 79

13. Disclose the natural persons who have or share voting and/or investment power with respect to the shares held by the entity named in the table. Warrants, page 87

14. Disclose the "specified period" that is indicated in the last sentence on this page.
Underwriting Discount, page 117

15. We note your disclosure in this section about changing the offering price and other selling terms. If true, revise to clarify that you are referring to changes after completion of this offering.
 Martin Werner
DD3 Acquisition Corp.
September 5, 2018
Page 4
Purchase Option, page 118

16. Briefly highlight the most significant terms of the purchase option granted to
      EarlyBirdCapital in your prospectus summary. In addition, in an appropriate location in your prospectus, disclose the material conflicts of interest that may be created as a result of this purchase option.
Additional Future Arragenements, page 120

17. Reconcile the first sentence of this section with your disclosure regarding the Business
      Combination Marketing Agreement on page 118.
        You may contact Michael Fay at (202) 551-3812 or Gary Todd, Senior Accountant, at
(202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris, Special
Counsel, at (202) 551-3314 with any other questions.



                                                             Sincerely,
FirstName LastNameMartin Werner
                                                             Division of
Corporation Finance
Comapany NameDD3 Acquisition Corp.
                                                             Office of
Electronics and Machinery
September 5, 2018 Page 4
cc:       Jason Simon, Esq.
FirstName LastName